UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     SCHEDULE 13G


       Under the Securities Exchange Act of 1934

                  (Amendment No. 7)*


           Southern Electronics Corporation
                   (Name of Issuer)

             Common Stock, $.01 par value
            (Title of Class of Securities)

                      842811 10 1
                    (CUSIP Number)


Check the following box if a fee is being paid with this statement.

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         13G
CUSIP NO.  842811  10  1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Trust FBO Julie Diamond
     58-6205870

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a)
                                        (b)

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5    SOLE VOTING POWER
     2,189

6    SHARED VOTING POWER
     758,101

7    SOLE DISPOSITIVE POWER
     2,189

8    SHARED DISPOSITIVE POWER
     758,101

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     760,290

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     10.2%
12   TYPE OF REPORTING PERSON
     OO


Item 1(a).Name of Issuer:

   Southern Electronics Corporation

Item 1(b).Address of Issuer's Principal Executive Offices:

   4916 North Royal Atlanta Drive
   Atlanta, Georgia  30085

Item 2(a).Name of Person Filing:

   Trust FBO Julie Diamond

Item 2(b).Address of Principal Business Office or, if None,
Residence:

   c/o Mark Diamond, Trustee
   4916 North Royal Atlanta Drive
   Atlanta, Georgia  30085

Item 2(c).Citizenship:

   Georgia

Item 2(d).Title of Class of Securities:

   Common Stock, $.01 par value

Item 2(e).CUSIP Number:

   842811 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

   Inapplicable

Item 4.  Ownership:

   (a)   Amount beneficially owned:  760,290

   (b)   Percent of class:  10.2%

   (c)   Number of shares as to which such person has

         (i)   sole power to vote or direct the vote:  2,189

         (ii)  shared power to vote or direct the vote:  758,101*

         (iii) sole power to dispose or to direct the disposition
               of:  2,189

         (iv) shared power to dispose or direct the disposition of: 758,101*

               *     The indicated shares are held by SED
                     Associates, a general partnership
                     in which the reporting person holds an
                     approximate 1.63% interest.  The
                     reporting person disclaims beneficial
                     ownership of the remaining interest
                     in the shares held by the partnership. The general partners of SED Associates are identified in Exhibit A hereto.

Item 5.  Ownership of Five Percent or Less of a Class:

   Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person:

   Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
         Holding Company:

   Inapplicable

Item 8.  Identification and Classification of the Members of the
         Group:

   Inapplicable

Item 9.  Notice of Dissolution of Group:

       Inapplicable

Item 10.       Certification:

       Inapplicable

                                            SIGNATURE






After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.


                      Date:                  February ___, 1996

                      Signature:

                      Name/Title:            Mark Diamond, Trustee




                          EXHIBIT A
                       GENERAL PARTNERS
                              OF
                        SED ASSOCIATES


 *1.   Gerald Diamond

  2.   Trust FBO Julie Diamond, c/o Mark Diamond, Trustee

  3.   Mark Diamond

**4. ZS Partners, c/o Michel Zaleski, Ned L. Sherwood and Thomas Epstein, General Partners



*      Managing Partner

** ZS Partners exercises no voting or investment powers with respect to the shares of Common Stock held by SED Associates, but is entitled to a percentage of the gain resulting from any sale of Common Stock by SED Associate. Mr. Epstein exercises no voting or dispositive control over the shares held by ZS Partners. As a result, Mr. Epstein has not filed a Schedule 13G for the year ended December 31,

       1995.